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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. ______________)*



          GROWTH HOTEL INVESTORS II, A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                                (Name of Issuer)


                       LIMITED PARTNERSHIP ASSIGNEE UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      NONE
            -------------------------------------------------------
                                 (CUSIP Number)


        MICHAEL L. ASHNER                                G. DAVID BRINTON, ESQ.
         DEVON ASSOCIATES                                  C/O ROGERS & WELLS
100 JERICHO QUADRANGLE, SUITE 214                           200 PARK AVENUE
     JERICHO, NEW YORK 11753                            NEW YORK, NEW YORK 10166
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)



                               FEBRUARY 13, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with the statement[x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 Note:   Six copies of  this statement, including all exhibits, should  be
 filed with the Commission.   See Rule 13d-1(a)  for other parties to whom
 copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP NO.   NONE                                             Page 2 of ___ Pages
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

       CAYUGA ASSOCIATES L.P.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC; OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

                       0 UNITS
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             2,942 UNITS
    EACH        9     SOLE DISPOSITIVE POWER
  REPORTING     ----------------------------------------------------------------
   PERSON
    WITH               0 UNITS
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                       2,942 UNITS
--------------------------------------------------------------------------------
11    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

       2,942 UNITS
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

       4.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING  OUT!

                                  SCHEDULE 13D

-------------------------                                  ---------------------
  CUSIP NO.   NONE                                           Page 3 of ___ Pages
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

         CARL C. ICAHN
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         WC; OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OR ORGANIZATION

         U.S.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                         55 UNITS
  NUMBER OF     ----------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1 UNIT
    EACH        ----------------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                 55 UNITS
                ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                         1 UNIT

--------------------------------------------------------------------------------
  11    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         56 UNITS
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

         LESS THAN 1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING  OUT!

         Item 1. Security and Issuer.

         This statement on Schedule 13D relates to limited partnership assignee units ("Units") of Growth Hotel Investors II, a California limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at One Insignia Financial Plaza, Greenville, SC 29602.

         Item 2. Identity and Background.

         This statement is being filed by Cayuga Associates L.P., a Delaware limited partnership ("Cayuga"), and Carl C. Icahn ("Icahn"). Icahn is the sole stockholder of Fleetwood Corp., a Delaware corporation ("Fleetwood"), the directors and executive officers of which are Icahn, Edward E. Mattner, Richard
T. Buonato and Gail Golden. The general partner of Cayuga is Cayuga Capital Corp., a Delaware corporation ("Cayuga Capital"). The directors and executive officers of Cayuga Capital are Michael Ashner, W. Edward Scheetz, Peter Braverman, Arthur N. Queler and Frank Garrison. Cayuga Capital and its directors and executive officers are collectively referred to herein as the "Instruction C Persons". As set forth in Item 5 below, QALA III Associates, a New York general partnership and affiliate of Cayuga, and LTBD, Inc. ("LTBD"), a Delaware corporation beneficially owned by Icahn (the "Affiliated Holders"), each own Units.

         Fleetwood and Cayuga are the partners of Devon Associates, a New York general partnership ("Devon") formed for the purpose of acquiring limited partnership assignee units ("Units") of the Issuer and limited partnership assignee units ("GHI Units") of Growth Hotel Investors, a California limited partnership. The principal executive office of Devon, Cayuga and Cayuga Capital is at 100 Jericho Quadrangle, Jericho, New York 11753. The principal executive office of Fleetwood is at 100 South Bedford Road, Mt. Kisco, New York 10549. Additional information for individual Instruction C Persons, Messrs. Icahn, Mattner and Buonato and Ms. Golden, each of whom is a United States citizen, is set forth on Schedule 1 hereto. QALA III Associates' principal business is investing in limited partnership units, and its principal business and principal office address is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753. LTBD's principal business is investing, and its principal business and principal office address is 100 South Bedford Road, Mt. Kisco, New York 10549.

         During the past five years, neither Cayuga, Icahn nor any Instruction C Person has been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3. Source and Amount of Funds or Other Consideration.

         On February 13, 1996, Devon purchased one Unit from Cayuga for $750 in a privately negotiated transaction. Such amount was obtained from Devon's working capital. In addition, Devon will obtain amounts necessary to acquire Units tendered pursuant to the tender offer for Units discussed in Item 4 below, in part from capital contributions from Cayuga and Fleetwood, and in part from a loan (the "PWRES Loan") anticipated to be obtained from Paine Webber Real Estate Securities Inc. The principal terms of the PWRES Loan are set forth in a commitment letter (the "Commitment Letter") between PWRES and Devon dated February 13, 1996, a copy of which is attached as Exhibit 2 hereto.

         Item 4.  Purpose of Transaction.

         Devon was formed for the purpose of acquiring Units and GHI Units by means of separate tender offers for Units and GHI Units. Devon intends to purchase up to 21,000 Units for $750 per Unit pursuant to the terms of the tender offer for Units. For additional information with respect to the tender offer for Units, see Devon's Offer to Purchase related to such tender offer (filed with the Commission on February 15, 1996 as an exhibit to Devon's
Schedule 14D-1 for such offer), a copy of which is attached as Exhibit 3 hereto.

         Devon acquired a Unit in the past, and will acquire Units in the tender offer for Units referred to above, for investment purposes. Other than the tender offer for Units referred to above, neither Cayuga, Icahn, Devon nor any Instruction C Person has any present plan, proposal or intention to effect any transaction referred to in Items 4(a) though (j) of Schedule 13D. Cayuga, Icahn, Devon and each Instruction C Person reserve the right to acquire additional Units. Any such acquisition may be made through private purchases or by any other means deemed advisable. Any such acquisition may be at a price higher or lower than the price to be paid for Units purchased by Devon in the tender offer for Units referred to above.

         Item 5.  Interest and Securities of the Issuer.

         (a) Devon currently owns one Unit. QALA III Associates owns 2,941 Units. Cayuga, as a result of its affiliation with QALA III Associates and Devon, may be deemed to beneficially own the 2,942 Units owned in the aggregate by QALA III Associates and Devon, approximately 4.9% of the total Units outstanding. LTBD owns 55 Units. Icahn, as a result of his affiliation with LTBD and Devon, may be deemed to beneficially own the 56 Units owned in the aggregate by LTBD and Devon, less than 1% of the total Units outstanding. Devon, as a result of its beneficial ownership by Cayuga and Icahn, may be deemed to beneficially own the 2,997 Units owned in the aggregate by QALA III Associates, LTBD and Devon, approximately 5.1% of the total Units outstanding. For additional information with respect to the Affiliated Holders, see Item 2 above.

         (b) Devon has the sole power to vote and dispose of the one Unit owned by it, and QALA III Associates has the sole power to vote and dispose of the 2,941 Units owned by it. However, as a result of its affiliation with QALA III Associates and Devon, Cayuga may be deemed to have shared voting and dispositive power over the 2,942 Units owned in the aggregate by QALA III Associates and Devon. LTBD has the sole power to vote and dispose of the 55 Units owned by it. However, as a result of his affiliation with LTBD and Devon, Icahn may be deemed to have shared voting and dispositive power over the 56 Units owned in the aggregate by LTBD and Devon. Devon, as a result of its beneficial ownership by Cayuga and Icahn, may be deemed to have shared voting and dispositive power over the 2,997 Units owned in the aggregate by QALA III Associates, LTBD and Devon, approximately 5.1% of the total Units outstanding.

         Each of Cayuga, Icahn, Fleetwood, Devon, each Instruction C Person and each Affiliated Holder expressly disclaims beneficial ownership of any Units not directly owned by them.

         (c)  See Item 3.

         (d)  Not applicable.

         (e)  Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         (i) On February 13, 1996, Cayuga and Fleetwood executed the partnership agreement of Devon (the "Partnership Agreement"), which provides in substance that (i) the Units purchased pursuant to the tender offer for the Units would be voted as directed by Cayuga and Fleetwood in proportion to their respective interests in Devon, except that Cayuga would control certain aspects of the voting, including votes on any proposal (a) made by the general partners of the Issuer (collectively, the "General Partner"), (b) to remove the General Partner, (c) that would in any way adversely alter the rights, authority or obligations of the General Partner or (d) to reduce any compensation payable to the General Partner or any affiliate of the General Partner; and (ii) except as contemplated by the foregoing provisions and subject to certain limited exceptions, (a) neither Cayuga nor Fleetwood or their respective affiliates and other related persons shall commence a tender offer for Units or purchase, buy, acquire or otherwise become the beneficial owner of Units, and (b) so long as an affiliate of National Property Investors, Inc. is the General Partner, Fleetwood will not (1) make, or in any way participate in, directly, or indirectly, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 of the Exchange Act) with respect to the Issuer, (2) initiate, propose or otherwise solicit Unitholders for the approval of one or more proposals with respect to the Issuer, or (3) instigate or encourage any Unitholder or other third party to do any of the foregoing. The Partnership Agreement also provides that under certain limited circumstances Insignia could be required to cause its affiliate to sell to Fleetwood or its designee the outstanding stock of NPI Realty Management Corp. for a formula price based primarily on the amount of property management fees paid to third parties (excluding certain third parties) during the year preceding such sale. In addition, under certain circumstances Fleetwood has the right to acquire Cayuga's partnership interest in Devon and all Units held by Cayuga, QALA III Associates or any other Cayuga affiliate. Cayuga has a similar right with respect to the Devon partnership interest held by Fleetwood and Units held by Fleetwood and/or any of its affiliates. The foregoing is only a summary of the terms of the Partnership Agreement and is qualified in its entirety by reference to the full text of the Partnership Agreement, a copy of which is attached as Exhibit 4 hereto.

         (ii) The Units owned by the Affiliated Holders and Units acquired pursuant to the tender offer for Units discussed in Item 4 above will be pledged as collateral of the PWRES Loan. See Item 3 above.


         Item 7. Materials to be Filed as Exhibits.

         99.1. Joint Filing Agreement of Cayuga Associates L.P. and Carl C. Icahn, dated February 15, 1996.

         99.2. Commitment Letter, dated as of February 13, 1996, between Paine Webber Real Estate Securities Inc. and Devon Associates.

         99.3.   Offer to Purchase, dated February 15, 1996.

         99.4. Partnership Agreement of Devon Associates, dated as of February 13, 1996, between Fleetwood Corp. and Cayuga Associates L.P.

                                   Signatures


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 15, 1996



                                        CAYUGA ASSOCIATES L.P.
                                        By: CAYUGA CAPITAL CORP.,
                                            its general partner

                                        By:   /s/ Michael L. Ashner
                                            ----------------------------------
                                               Name: Michael L. Ashner
                                               Title: President

                                   Signatures


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 15, 1996





                                        /s/ Carl C. Icahn
                                        --------------------------------------
                                        Carl C. Icahn





[Signature page to Growth Hotel
  Investors II Schedule 13D]

                                   Schedule 1


         MICHAEL L. ASHNER. Mr. Ashner is a director and President of Cayuga Capital. Mr. Ashner's current principal occupation is to serve as Chief Executive Officer of Winthrop Financial Associates, a limited partnership ("Winthrop"), a real estate investment firm. Winthrop's principal business address is One International Place, Boston, MA 02110.

         W. EDWARD SCHEETZ. Mr. Scheetz is a director of Cayuga Capital. Mr. Scheetz' current principal occupation is to serve as a partner of Apollo Real Estate Advisors, L.P. Mr. Scheetz' principal business address is 1301 Avenue of the Americas, New York, New York 10019.

         ARTHUR N. QUELER. Mr. Queler is a director and Treasurer of Cayuga Capital. Mr. Queler is currently an independent consultant. Mr. Queler's principal business address is 5665 Northside Drive N.W., Atlanta, GA 30328.

         FRANK M. GARRISON. Mr. Garrison is a director, Vice President and Assistant Treasurer of Cayuga Capital. Mr. Garrison's current principal occupation is to serve as Executive Managing Director of Insignia Financial Group, Inc. Mr. Garrison's business address is 102 Woodmont Blvd., Suite 400, Nashville, TN 37205.

         PETER BRAVERMAN.    Mr. Braverman is a Vice President of Cayuga
Capital. Mr. Braverman's current principal occupation is to serve as Senior Vice President of Winthrop. Mr. Braverman's business address is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753.

         CARL C. ICAHN. Mr. Icahn is the sole director of Fleetwood. Mr. Icahn's current principal occupation is to serve as President and a director of Starfire Holding Corporation ("SHC"), and as Chairman of the Board and a director of various of SHC's subsidiaries. Mr. Icahn's business address is 114 West 47th Street, 19th floor, New York, NY 10036.

         EDWARD E. MATTNER. Mr. Mattner is the President of Fleetwood. Mr. Mattner's current principal occupation is to serve as President of Fleetwood and as a securities trader at Icahn & Co., a registered broker-dealer and member of the NASD. Mr. Mattner's business address is 114 West 47th Street, 19th floor, New York, NY 10036.

         RICHARD T. BUONATO. Mr. Buonato is the Treasurer of Fleetwood. Mr. Buonato's current principal occupation is to serve as a Vice President and Controller of Icahn & Co. Mr. Buonato's business address is 114 West 47th Street, 19th floor, New York, NY 10036.

         GAIL GOLDEN. Ms. Golden is the Vice President and Secretary of Fleetwood. Ms. Golden's current principal occupation is to serve as Chief Executive Officer of Global Travel Marketing Service and as Vice President -- Administration of Icahn & Co., Inc. Ms. Golden's business address is 114 West 47th Street, 19th floor, New York, NY 10036.

                              INDEX TO EXHIBITS



EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
99.1.            Joint Filing Agreement of Cayuga Associates L.P. and Carl C.
                 Icahn, dated February 15, 1996.

99.2.            Commitment Letter, dated as of February 13, 1996, between
                 Paine Webber Real Estate Securities Inc. and Devon Associates.

99.3.            Offer to Purchase, dated February 15, 1996.

99.4.            Partnership Agreement of Devon Associates, dated as of
                 February 13, 1996, between Fleetwood Corp. and Cayuga
                 Associates L.P.